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                              December 4, 2023

       Rongjun Xu
       Chief Executive Officer
       INLIF Limited
       No. 88, Hongsi Road
       Yangxi New Area, Honglai Town
       Nan   an City, Quanzhou
       The People   s Republic of China

                                                        Re: INLIF Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
6, 2023
                                                            CIK No. 0001991592

       Dear Rongjun Xu:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary
       Summary of Risk Factors, page 5

   1. Please disclose the risk that the Chinese government may intervene or influence your operations at any time
or may exert more control over offerings conducted overseas and/or foreign investment in
China-based issuers, which could result in a material change in your operations and/or the
value of the securities you are registering for sale. Acknowledge any risks that any actions
by the Chinese government to exert more oversight and control over offerings that are
conducted overseas and/or foreign investment in China-based issuers could significantly
limit or completely hinder your ability to offer or continue to offer securities to investors
and cause the value of such securities to significantly decline or be worthless.
 Rongjun Xu
FirstName LastNameRongjun Xu
INLIF Limited
Comapany4,
December  NameINLIF
             2023      Limited
December
Page 2    4, 2023 Page 2
FirstName LastName
Risk Factors
Risks Relating to Doing Business in the PRC, page 17

2. We note that one or more of your officers or directors are located in China and Hong
         Kong. Please revise to include risk factor disclosure as to address the difficulty of bringing actions against these individuals and enforcing judgments against them.
The PRC government has significant authority to exert influence..., page 19

3. Please disclose the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term
            control    (including the terms    controlling,       controlled
by,    and    under common control
         with   ) means    the possession, direct or indirect, of the power to
direct or cause the
         direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Risks Relating to Our Business and Industry, page 25

4. Please add a risk factor regarding your customer concentration and reliance on certain customers including any uncertainties regarding your relationship with them. In this regard, we note your disclosure on page 81 that three of your customers accounted for greater than 10% of total revenues for the six months ended June 30, 2023. Please clarify the percentage of revenue from each of the identified customers and disclose the terms of any material agreements with these customers, including the term of the agreements and any termination provisions.
Risks Relating to this Offering and the Trading Market, page 33

5. Please add a risk factor that discusses the concentration of ownership of your common stock among your existing officers, directors and principal stockholders.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
51

6. Please disclose whether you utilize any key metrics or financial measures to evaluate your business, measure your performance, identify trends affecting your business, establish budgets, measure the effectiveness of investments in your technology and development and sales and marketing, and assess your operational efficiencies. Refer to Item 5
         Operating and Finance Review and Prospects to Form 20-F.
 Rongjun Xu
FirstName LastNameRongjun Xu
INLIF Limited
Comapany4,
December  NameINLIF
             2023      Limited
December
Page 3    4, 2023 Page 3
FirstName LastName
Liquidity and Capital Resources, page 61

7. Please revise to separately analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and plans for cash in the long-term (i.e., beyond the next 12 months). Refer to Item 5.B of Form 20-F.
Management, page 101

8. Please file the consents of Ms. Zhang and Messrs. Zeng and Zhou as exhibits to your registration statement. Refer to Securities Act Rule 438.
Underwriting
Lock-Up Agreements, page 140

9. Please describe the exceptions to the lock-up agreements with your officers, directors and principal stockholders.
Consolidated Balance Sheets, page F-26

10. When the caption "Commitments and Contingencies" is included on the balance sheet, the amount column should be left blank and not indicated with a dash (-) since the dash might be interpreted to mean that there are neither commitments nor contingent liabilities.
11. We note from your consolidated balance sheets that there are Ordinary shares ($0.01 par value, 5,000,000 shares authorized, 5,000,000 shares issued and outstanding as of June 30,
         2023 and December 31, 2022). We also note from your disclosures on page 39 and elsewhere in the filing that there are 300,000 of your Ordinary Shares that are issued and outstanding as of the date of this prospectus. Explain how you considered the guidance in
         SAB Topic 4C.
Consolidated Statements of Cash Flows, page F-29

12. We note that you present "Amount financed from related parties" as net cash (used in)
         financing activities. Please revise your disclosures to separately present the related party amounts lent to the operating entity and the related party amounts collected from the operating entity. In this respect, we note that you separately disclose these amounts in your related party footnote beginning on page F-47. We refer you to ASC 230-10-45-7.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Revenue recognition, page F-34

13. We note that for the years ended December 31, 2022 and 2021, there was no revenue recognized on a net basis where the Company is acting as an agent. Please provide us with your analysis of the principal versus agent considerations. We refer you to ASC 606-
 Rongjun Xu
INLIF Limited
December 4, 2023
Page 4
         10-55-36 through 55-40.
14. Please explain how you account for the one-year warranty services against defects in materials and workmanship for your customers. In addition, please describe how you are determining and allocating the transaction price to each performance obligations. Refer to
         ASC 606-10-50-20.
Note 10. Short-term bank loans, page F-42

15. You disclose that the short-term bank loan with Industrial and Commercial Bank of China matures on October 17, 2023. Please revise your disclosures to clarify whether the short-
         term bank loan is past due as of the date of this prospectus.
General

16. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



FirstName LastNameRongjun Xu                                   Sincerely,
Comapany NameINLIF Limited
                                                               Division of
Corporation Finance
December 4, 2023 Page 4                                        Office of
Technology
FirstName LastName